SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For month end of January, 2007
United Utilities PLC
Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7

Exhibit index — 1 January 2007 — 31 January 2007

99.1	3 January 2007 — key dates
99.2	15 January 2007 — Disposal of Vertex Data Science Ltd
99.3	16 January 2007 — Notification of P Green’s retention award
99.4	19 January 2007 — Total voting rights
99.5	19 January 2007 — Directors/PDMR share incentive plan
99.6	30 January 2007 — Disposal of shares by TW Drury and spouse
99.7	31 January 2007 — Total voting rights

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC (Registrant)
	By:	/s/ Paul Davies
	Name:	Paul Davies
Dated: 7 February 2007	Title:	Assistant Company Secretary